

Tactogen Inc.
Financial Statements
December 31, 2020

Frank, Rimerman + Co. LLP

Frank, Rimerman + Co. LLP

Board of Directors
Tactogen Inc.



INDEPENDENT AUDITORS' REPORT

Opinion

We have audited the accompanying financial statements of Tactogen Inc. (the Company), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, stockholders' deficit and cash flows for the period from February 6, 2020 (inception) through December 31, 2020, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period beginning February 6, 2020, through December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced operating losses and negative cash flows from operations and has an accumulated deficit of $428,556 at December 31, 2020. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Frank, Rimerman & Co. LLP

San Francisco, California
October 31, 2022

Tactogen Inc.
Balance Sheet
December 31, 2020

ASSETS

Current Assets		
Cash and cash equivalents	$	733,443
Prepaid expenses and other current assets		9,668
Total assets		743,111

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities		
Accounts payable	$	43,249
Accrued expenses and other current liabilities		12,440
Total current liabilities		55,689
Simple Agreements for Future Equity, net		1,115,653
Contingencies and Commitments (Notes 1 and 6)		
Stockholders' Deficit		
Class F convertible stock; $0.0001 par value		250
Common stock, $0.00001 par value		75
Accumulated deficit		(428,556)
Total stockholders' deficit		(428,231)
Total liabilities and stockholders' deficit	$	743,111

Tactogen Inc.
Statement of Operations
Period From February 6, 2020 (Inception) to December 31, 2020

Operating Expenses		
Research and development	$	205,872
Sales, general and administrative		222,684
Total operating expenses		428,556
Net Loss	$	(428,556)

Tactogen Inc.
Statement of Stockholders' Deficit
Period From February 6, 2020 (Inception) to December 31, 2020

	Class F Convertible Stock		Common Stock		Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Deficit	Deficit
Balances, February 6, 2020 (Inception)	-	$ -	-	$ -	$ -	$ -
Issuance of stock in exchange for services	2,500,000	250	7,500,000	75	-	325
Net loss	-	-	-	-	(428,556)	(428,556)
Balances, December 31, 2020	2,500,000	$ 250	7,500,000	$ 75	$ (428,556)	$ (428,231)

Tactogen Inc.
Statement of Cash Flows
Period From February 6, 2020 (Inception) to December 31, 2020

Cash Flows from Operating Activities		
Net loss	$	(428,556)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets		(9,668)
Accounts payable		43,249
Accrued expenses and other current liabilities		12,440
Net cash used in operating activities		(382,535)
Cash Flows from Financing Activities		
Proceeds from issuance of simple agreements for future equity, net of issuance costs		1,115,653
Issuance of stock in exchange for services		325
Net cash provided by financing activities		1,115,978
Net Increase in Cash and Cash Equivalents		733,443
Cash and Cash Equivalents, February 6, 2020 (Inception)		-
Cash and Cash Equivalents, December 31, 2020	$	733,443

Tactogen Inc.
Notes to Financial Statements

1.   Nature of Business and Management's Plans Regarding the Financing of Future Operations

Nature of Business

Tactogen Inc. (the Company) was incorporated in the state of Delaware in February 2020. The Company is developing a next generation of mental wellness medicines. The Company is a public benefit corporation whose goal is to make transformative medicines safer, more effective, and more accessible. The Company has not commenced revenue-generating activities through December 31, 2020.

Management's Plans Regarding the Financing of Future Operations

The Company has incurred operating losses and net cash outflows from operations since inception and has an accumulated deficit of $428,556 as of December 31, 2020. Operating losses and net cash outflows have continued through 2021 and 2022 due to continued research and development activities. Since inception, the Company has relied on investor financing to fund operations and management. These circumstances indicate substantial doubt as to the ability of the Company to continue as a going concern through October 31, 2023. The Company will continue to pursue equity financing until sufficient revenue-generating activities are achieved. In 2020, the Company issued simple agreements for future equity (SAFEs) in exchange for net proceeds of $1,115,653. In 2021 and 2022, the Company issued SAFEs in exchange for net proceeds of $3,458,856 and $1,778,661, respectively. The SAFEs are convertible into shares of convertible preferred stock only upon the next equity financing (Note 6). As a result of these completed and additional planned financings, management believes the Company has sufficient resources to sustain operations through at least October 31, 2023. However, the Company's inability to obtain additional financing could adversely affect the Company's long-term ability to achieve its intended business objectives.

2.   Significant Accounting Policies

Basis of Presentation:

The financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (U.S.).

Research and Development Costs:

Research and development costs are expensed as incurred. Research and development costs consist primarily of contracted laboratory testing and internal salaries and benefits.

2.   Significant Accounting Policies (continued)

Cash and Cash Equivalents:

Cash and cash equivalents include all cash balances and highly liquid investments purchased with a remaining maturity of three months or less.

Concentration of Credit Risk and Major Vendors:

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents. The Company's cash and cash equivalents are deposited with a major U.S. financial institution. Domestic deposits have been in excess of the $250,000 of insurance provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses on its cash and cash equivalents through December 31, 2020.

Major vendors are defined as vendors accounting for greater than 10% of the Company's annual expenditures. The Company had one major vendor that accounted for 19% of expenditures in 2020. There was $22,285 due to the major vendor as of December 31, 2020.

Internal-Use Software Development Costs:

The Company expenses all costs for internal-use software incurred relating to the preliminary project stage and post-implementation and operating phases of development. Costs incurred in the application development phase, including upgrades and enhancements if it is probable the expenditures will result in additional functionality, are subject to capitalization and amortization over an estimated useful life. The Company has not capitalized any website or software development costs related to internal use software as management has determined the Company is in the preliminary project stage.

Income Taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between financial statement and income tax base of existing assets and liabilities. Deferred income tax assets and liabilities are recorded net and recorded as noncurrent on the balance sheet. A valuation allowance is provided against deferred income tax assets when realization is not reasonably assured.

2.   Significant Accounting Policies (continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of expenses in the financial statements and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties:

The Company is subject to a number of risks, including dependence on key individuals, competition from substitute services and larger companies, volatility of the industry, ability to obtain adequate financing to support growth, the ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company and general economic and political conditions.

The global outbreak of the novel coronavirus is a continually evolving situation. The virus has disrupted much of society, impacted global travel and supply chains, and adversely impacted global commercial activity in most industries. The rapid development and fluidity of this situation precludes any prediction as to its ultimate impact, which may have a continued adverse effect on economic and market conditions and continue to cause an extended period of global economic uncertainty. Such conditions, which may be across industries, sectors or geographies, may impact the Company's operating performance in the near term. The Company is monitoring developments closely and management believes it will be able to modify business plans, if necessary, to counter any negative operating impact from the virus.

Recent Accounting Pronouncement Not Yet Effective:

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) Topic 842, *Leases*. This standard requires all entities that lease assets with terms of more than twelve months to capitalize the assets and related liabilities on the balance sheet. Topic 842 is effective for the Company as of January 1, 2022 and requires the use of a modified retrospective transition approach for its adoption. The Company has evaluated the effect Topic 842 will have on its financial statements and related disclosures and adoption of the standard will not have a material effect on the financial statements.

3.   Borrowings

Simple Agreements for Future Equity:

In 2020, the Company issued unsecured Simple Agreements for Future Equity (SAFEs) in exchange for proceeds of $1,124,980. The Company incurred issuance costs totaling $9,327 related to the SAFEs. The SAFEs are convertible into shares of capital stock upon the next equity financing. The SAFEs include a beneficial conversion to capital stock of 80% of the per share price upon the next equity financing. Under all other event instances, including change of control of the Company or dissolution of the Company, the SAFEs would be repaid in cash. The SAFEs do not bear interest, have no maturity date or voting rights, nor are attached to a planned future round of financing. Therefore, the SAFEs meet the requirements for classification as a liability and the Company recorded the SAFEs at the net proceeds received. The SAFEs remain outstanding as of December 31, 2020.

4.   Income Taxes

The Company applies the provisions set forth in FASB ASC Topic 740, *Income Taxes*, to account for the uncertainty in accounting for income taxes. In the preparation of income tax returns in U.S. federal and state jurisdictions, the Company asserts certain income tax positions based on management's understanding and interpretation of income tax law. The taxing authorities may challenge these positions, and the resolution of the matters could result in recognition of income tax expense in the Company's financial statements. Management believes it has used reasonable judgments and conclusions in the preparation of its income tax returns.

The Company uses the "more likely than not" criterion for recognizing the tax benefit of uncertain income tax positions and establishing measurement criteria for income tax benefits. The Company has evaluated the impact of its tax positions and believes all income tax filing positions and deductions will be sustained upon examination and, accordingly, has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions as of December 31, 2020. In the event the Company should need to recognize interest and penalties related to unrecognized income tax liabilities, this amount will be recorded as an accrued liability and an increase to income tax expense.

Deferred income taxes result from the tax effect of transactions recognized in different periods for financial statement and income tax reporting purposes. The Company's net deferred income tax assets as of December 31, 2020 were approximately $126,000 and have been fully offset by a valuation allowance, as their realization is not reasonably assured.

4.   Income Taxes (continued)

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of the business in which the Company operates, projections of future profitability are difficult and past operating results are not necessarily indicative of future profitability. Management does not believe it is more likely than not that the deferred income tax assets will be realized; accordingly, a full valuation allowance has been established and no deferred income tax assets and related tax benefit have been recognized in the financial statements.

Deferred income tax assets consist primarily of net operating losses, which may be carried forward to offset future income tax liabilities. The Company has federal and state net operating loss carryforwards of $381,000 and $388,000, respectively, as of December 31, 2020. The federal net operating losses may be carried forward indefinitely. The state net operating losses begin to expire in 2040. The Company has a federal and state research and development income tax credit carryforward of approximately $7,100 and $3,500, respectively as of December 31, 2020. The federal credits were utilized to offset payroll taxes in 2021 and the state income tax credit can be carried forward indefinitely.

Section 382 of the Internal Revenue Code limits the annual amount of net operating loss carryforwards that can be used. Section 382 also limits the use of net operating losses in certain situations where changes occur in stock ownership of a company. If the Company should have an ownership change of more than 50% of the value of the Company's capital stock, utilization of the carryforwards could be further restricted.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable. The Company believes all tax return years since inception remain open to examination by the major taxing jurisdictions.

5.   Capital Stock

Class F Convertible Stock:

The Company is authorized to issue 2,500,000 shares of Class F convertible stock (Class F) with a par value of $0.0001. As of December 31, 2020, all authorized shares of Class F were issued and outstanding. All shares of Class F were issued to employees through restricted stock purchase agreements. The restricted stock purchase agreements are subject to vesting terms requiring repurchase of the unvested Class F if the employees cease providing services to the Company. There were 2,187,502 shares subject to repurchase as of December 31, 2020.

The rights, preferences, privileges and restrictions for the holders of Class F are as follows:

Dividends:

The holders of Class F and common stock are entitled to receive dividends on a pari passu basis, when and if declared by the Company's Board of Directors, out of any funds or assets of the Company legally available. The Company has not declared or paid any dividends through December 31, 2020.

Conversion:

Shares of Class F are convertible, one-for-one, into shares of common stock at any time at the option of the holder. Each share of Class F will automatically convert, one-for-one, into shares of common stock upon the affirmative vote or consent of a majority of the holders of the outstanding shares of Class F. If any shares of Class F stock are sold by the holder in connection with an equity financing, the shares will automatically convert into shares of any subsequent series of preferred stock.

Liquidation:

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Class F and common stock will be distributed ratably any remaining assets of the Company, on an if-converted basis.

Voting Rights:

The holders of Class F and common stock vote together. The holder of each share of Class F is entitled to voting rights equal to the number of shares of common stock into which each share of Class F could be converted into common stock. Each share of common stock is entitled to one vote.

5.   Capital Stock (continued)

Class F Convertible Stock: (continued)

Protection Provisions:

As long as any shares of Class F remain outstanding, as adjusted for stock splits, combinations or the like, the vote of the holders of a majority of the outstanding shares of Class F is necessary for consummation of certain transactions, including but not limited to: liquidating the Company; altering or changing the Certificate of Incorporation or the Bylaws of the Company; altering or changing the rights or privileges of Class F; or increasing or decreasing the authorized number of shares of common stock or Class F.

Redemption:

Class F is not redeemable by the holder.

Common Stock:

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.00001 per share. As of December 31, 2020, the Company had 7,500,000 shares of common stock issued and outstanding. All shares of common stock were issued to employees through restricted stock purchase agreements. The restricted stock purchase agreements are subject to vesting terms requiring repurchase of the unvested common stock if the employees cease providing services to the Company. There were 6,562,500 shares subject to repurchase as of December 31, 2020.

6.   Subsequent Events

In 2021, the Company issued unsecured SAFEs in exchange for net proceeds of $3,458,856. The SAFEs are convertible into shares of capital upon the next equity financing. The SAFEs include a beneficial conversion to capital stock of 80% of the per share price upon the next equity financing. Under all other event instances, including change of control of the Company or dissolution of the Company, the SAFEs would be repaid in cash. The SAFEs do not bear interest, have no maturity date or voting rights, nor are attached to a planned future round of financing.

In 2021, the Company issued 105,000 shares of common stock to employees through restricted stock repurchase agreements, in exchange for services. The restricted stock purchase agreements are subject to vesting terms requiring repurchase of unvested common stock if the employees cease providing services to the Company. In connection with the issuances, the Company amended its Certification of Incorporation increasing the authorized number of shares of common stock to 10,205,000 shares.

In January and June 2022, the Company issued unsecured SAFEs in exchange for gross proceeds of $1,348,661. The SAFEs are convertible into shares of convertible preferred stock only upon the next equity financing. The SAFEs carry a discount conversion provision upon conversion to capital stock of 80% of the per share price upon the next equity financing. In August and October 2022, the Company issued unsecured SAFEs in exchange for gross proceeds of $430,000. The August and October 2022 SAFEs carry a discount conversion provision upon conversion to capital stock of 85% of the per share price upon the next equity financing. Under all other event instances, including change of control of the Company or dissolution of the Company, the SAFEs would be repaid in cash. The SAFEs bear no interest and have no maturity date or voting rights.

In 2022, the Company issued 150,000 shares of common stock to employees through restricted stock purchase agreements, in exchange for services. The restricted stock purchase agreements are subject to vesting terms requiring repurchase of the unvested common stock if the employees cease providing services to the Company. In connection with the issuances, the Company amended its Certificate of Incorporation increasing the authorized number of shares of common stock to 10,700,000 shares.

Subsequent events have been evaluated through October 31, 2022, which is the date the financial statements have been approved by management and available for issuance.